UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________________ to ___________________

 Commission file number 0-21513

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

Report Of Independent Registered Public Accounting Firm

To the Plan Administrator for DXP Enterprises, Inc. 401(k) Retirement Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

EEPB, P.C.
Houston, Texas
July 1, 2016

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2015	December 31, 2014[1]

ASSETS

Investments at fair value:
Interest bearing cash	$548	$268
Mutual funds	102,714	98,689
Common stock	5,165	8,512
Common collective trust	170	172
Total investments at fair value	108,597	107,641
Pooled separate accounts, at contract value	11,617	12,112
Total investments	120,214	119,753

Accounts receivable:
Employee contributions	594	610
Employer contributions	191	231
Total accounts receivable	785	841

Notes receivable from plan participants	2,755	2,701

Total assets	123,754	123,295

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$123,754	$123,295

(1)	Restated to reflect adoption of ASU 2015-12. See Note 2 in Notes to the Financial Statements.

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

December 31, 2015

ADDITIONS TO NET ASSETS

Net appreciation (depreciation)	$(8,647)
Dividends, interest and other income	4,683
Employee contributions	9,630
Employer contributions	2,547
Rollover contributions	1,158
Total additions to net assets	9,371

DEDUCTIONS TO NET ASSETS

Benefit payments to plan participants	8,871
Plan expenses	41
Total deductions to net assets	8,912

Net change in plan equity	459

Plan equity, beginning of year	123,295
Plan equity, end of year	$123,754

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1 – DESCRIPTION OF THE PLAN

DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") was established January 1, 1991 and is a qualified plan covering all of the eligible employees of DXP Enterprises, Inc. and its subsidiaries (the “Company”, or “Plan Sponsor”) as defined by Section 401(a) of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

Effective November 1, 2012, all employees of the company are eligible to join the plan 30 days following the hire date with the Company.

Contributions

Employees may elect to contribute 1% to 80% of their eligible salary to the Plan. Effective July 1, 2006, the Plan was amended to provide for an automatic enrollment contribution of 3% of their eligible salary for eligible employees who have not submitted deferral election forms. Employees may direct their contributions to various investment alternatives. Contributions for each employee are limited in any calendar year to an amount which is adjusted annually by the Internal Revenue Service. For 2015 and 2014, the maximum contribution allowed for each employee was $18,000 and 17,500, respectively. Additionally, participants who attain the age of 50 during the plan year may make “catch up” contributions in 2015 and 2014 of $6,000 and $5,500, respectively. Participants may also contribute amounts representing distributions transferred from other qualified plans. For the year ended December 31, 2015 the Company contributed 50% of employee contributions up to 4% of employee compensation. The Company, at the discretion of the Board of Directors, may also make a profit sharing contribution to the Plan during the year. No discretionary profit sharing contributions were made by the Company for 2015 and 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, (a) the Company’s contribution and (b) investment income or loss less expenses. Income or loss for each of the investment directives is allocated to the participants' accounts on a daily basis, and is based on the relative units of participation. Benefits paid to participants under the Plan are limited to the vested balance in each participant’s account.

Vesting and Payment of Benefits

All participant contributions vest immediately. Company contributions vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2	-%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%

The normal retirement age under the Plan is 55; however, benefits may be distributed during employment under hardship provisions. Additionally, participants who have attained the age of 59 ½ may receive distributions during employment. If death or permanent disability occurs during employment, an employee's entire account becomes fully vested. Participants may elect to receive distributions in a lump sum or equal installments. Installments are required for employees over the age of 70 ½ to meet the minimum distribution requirements of Internal Revenue Code regulations. Separating participants may elect to rollover their account into another plan, as permitted by Internal Revenue Service regulations.

Notes Receivable from Participants

Participants may borrow a portion of the vested balance of their account, subject to a maximum of $50,000. Notes receivable bear interest at reasonable interest rates and are secured by the participant's account. Notes receivable are valued at amortized cost, which approximates fair value. Principal and interest is paid ratably through payroll deductions.

Forfeitures

Amounts which are forfeited due to termination of employment are used to reduce the Company's matching contribution under the Plan. Forfeited amounts for the years ended December 31, 2015 and 2014 were $0.4 million and $0.3 million, respectively.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12,  Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient.  This standard simplifies certain financial statement reporting and disclosure requirements for employee benefit plans. Under ASU 2015-12, fully benefit- responsive investment contracts are measured and disclosed at contract value. ASU 2015-12 is effective for the Company for the 2016 plan year, with early adoption permitted. Parts I and II require retrospective application, and Part III requires prospective application. The Company has chosen to adopt Parts I and II early, effective for the 2015 plan year. Part III is not applicable to this Plan. The company has modified the 2014 balance sheet and related notes to the financial statements to list the fully benefit-responsive investment contract at contract value. The adoption of ASU 2015-12 did not have a material impact on our financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported changes in net assets during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Investments

The Plan’s investments are valued at fair value with the exception of the fully benefit-responsive investment contract, which is valued at the contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 11 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.

NOTE 4 – INCOME TAXES

Under Internal Revenue Service Announcement 2001-77, when such providers receive a favorable determination letter from the Internal Revenue Service regarding the qualification of the Plan document for tax exempt status, an adopting Plan may rely on this opinion letter. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RISKS AND UNCERTANTIES

Plan participants make choices regarding their investments in securities, and are exposed to risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible those reductions in value can occur in the near term and that such changes could materially affect participant account balances reported in the statement of net assets available for benefits.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant's account balance becomes 100% vested.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements (in thousands):

	December 31,
	2015	2014
Net assets, Form 5500	$122,969	$122,454
Contributions receivable	785	841
Net assets, statement of net assets available for benefits	$123,754	$123,295

NOTE 8 – ADMINISTRATION

Administration

The Plan Sponsor uses Fidelity Investments (“Fidelity”) as the plan administrator. Among other duties, Fidelity receives contributions, invests and reinvests the Plan's assets, collects income and makes distributions as directed by the Plan Sponsor. Certain administrative functions are performed by the Plan Sponsor. The Plan does not compensate the Plan Sponsor for these services or other expenses paid for by the Plan Sponsor.

During 2015, the average yield for an investment in the NYL Anchorage account was approximately 1.6%.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds that are managed by Fidelity, who is also the custodian for the Plan. Fees paid by the Plan for the investment management services that were provided by Fidelity are included in net appreciation in fair value of investments. The Plan believes these fees are not significantly different than those that would be charged by other managers of pension assets. During the year ended December 31, 2015 the Plan paid $41,290 to Fidelity in administration fees that are included in administrative expenses.

NOTE 10 – UNCERTAIN TAX POSTITIONS

The Plan did not have unrecognized tax benefits as of December 31, 2015 and does not expect this to change significantly over the next twelve months. The Plan will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2015, the Plan has not accrued interest or penalties related to uncertain tax positions. The Plan remains subject to income tax examination for tax years 2012 and beyond.

NOTE 11 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Authoritative guidance for financial assets and liabilities measured on a recurring basis applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Fair value, as defined in the authoritative guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance affects the fair value measurement of an investment with quoted market prices in an active market for identical instruments, which must be classified in one of the following categories:

Level 1 Inputs

Level 1 inputs come from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs

Level 2 inputs are other than quoted prices that are observable for an asset or liability. These inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability which require the Company’s own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Collective trust: Valued at the net asset value of units of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its’ liabilities. In accordance with the terms of the plan of trust, the net asset value of the fund is determined daily. Units are issued and redeemed at the latest net asset value. Also, in accordance with the plan of trust, net investment income, if any, and realized and unrealized gains on investments are not distributed. Units may be redeemable at the current NAV at any time without penalty.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of shares held by the plan at year end.

The following tables summarize the valuation of the Plan’s financial instruments by fair value levels (in thousands

	As of December 31, 2015
	Level 1	Level 2		Level 3		Total
Interest bearing cash	$548	$		$		$548
Mutual Funds:
Large U.S. equity	58,747					58,747
Mid U.S. equity	17,920					17,920
Small U.S. equity	2,544					2,544
International equity	8,766					8,766
Balanced/Asset allocation	5,235					5,235
Fixed income	9,125					9,125
Specialty U.S. equity	378					378
Common collective trust			170			170
Common Stock:
DXP Common Stock	3,888					3,888
Common stock	1,276					1,276
Total	$108,427		$170		$-	$108,597

	As of December 31, 2014
	Level 1	Level 2		Level 3		Total
Interest bearing cash	$268	$		$		$268
Mutual Funds:
Large U.S. equity	54,749					54,749
Mid U.S. equity	17,565					17,565
Small U.S. equity	2,658					2,658
International equity	9,230					9,230
Balanced/Asset allocation	5,095					5,095
Fixed income	9,123					9,123
Specialty U.S. equity	269					269
Common collective trust			172			172
Common Stock:
DXP Common Stock	7,002					7,002
Common stock	1,510					1,510
Total	$107,469		$172		$-	$107,641

NOTE 12 – SUBSEQUENT EVENTS

Effective March 1, 2016, the Company suspended employer contributions to the employee benefit program.

We have evaluated subsequent events through the date the consolidated financial statements were filed with the Securities and Exchange Commission. There were no additional subsequent events that required recognition for disclosure.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)
EIN – 76-0509661     PLAN #002

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity (c)	Cost *(d)	Value As of December 31, 2015 (e)
**	FID Contrafund	131,771 shares	N/A	$13,038,764
**	FID Low Priced Stk	14,344 shares	N/A	684,931
**	FID High Income	93,300 shares	N/A	741,737
**	FID Retire GOV II	2,298,763 shares	N/A	2,298,763
**	FID Total Bond	543,328 shares	N/A	5,574,541
	BROKERAGELINK	1,778,178 shares	N/A	1,824,117
	NYL Anchorage Account	Pooled separate account	N/A	11,616,788
	AM Cent Govt Bd Inst	19,910 shares	N/A	220,407
	Harbor Intl Inst	98,796 shares	N/A	5,871,461
	TRP Retirement 2005	13,781 shares	N/A	171,303
	TRP Retirement 2015	300,449 shares	N/A	4,110,146
	TRP Retirement 2025	560,156 shares	N/A	8,374,333
	TRP Retirement 2035	320,797 shares	N/A	5,065,392
	TRP Retirement 2045	337,302 shares	N/A	5,113,502
	OPP Developing Mkt Y	13,977 shares	N/A	419,166
	TRP Retirement 2055	70,563 shares	N/A	896,862
	TRP Retirement 2050	76,364 shares	N/A	972,874
	TRP Retirement 2060	3,549 shares	N/A	34,359
	INVS Divrs Divd R5	277,483 shares	N/A	4,878,151
	Vanguard 500 Index ADM	40,076 shares	N/A	7,553,517
	VANG Mid Cap IDX ADM	5,212 shares	N/A	775,147
	VANG Sm Cap IDX ADM	28,581 shares	N/A	1,516,232
	VANG Tot Intl Stk AD	14,845 shares	N/A	359,840
	VANG Reit Index ADM	3,341 shares	N/A	377,503
	VANG Bal Index ADM	179,149 shares	N/A	5,234,726
	All/Bern SmCp Grth I	13,345 shares	N/A	573,829
	WF Stable Value	3,481 shares	N/A	169,684
	JPM Midcap Value IS	132,340 shares	N/A	4,495,579
	TRP Retirement 2040	69,852 shares	N/A	1,577,240
	TRP Retirement 2030	147,184 shares	N/A	3,210,080
	TRP Retirement 2020	183,336 shares	N/A	3,609,895
	TRP Retirement 2010	43,982 shares	N/A	742,416
	AM Cent Eq Grth Inst	11,456 shares	N/A	311,934
	DLWR Sm Cap Val Inst	9,400 shares	N/A	453,726
	VANG Infl Prot Adm	11,494 shares	N/A	289,773
	ALZGI NFJ Intl VL IS	75,670 shares	N/A	1,367,361
	OPPHMR Intl Grth Y	20,857 shares	N/A	748,540
	NB Mid Cap Grwth Inst	865,370 shares	N/A	11,050,769
**	* DXP Enterprises Stck	170,505 shares	N/A	3,888,148
***	Participant Loans	3.25% - 10% ***,	N/A	2,755,047
		maturity dates from 2016-2031		$122,968,583

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END) (continued)

See accompanying auditors’ report.

* Participant-directed investment programs may omit cost basis data

** Party in interest

*** Secured by each Participant’s accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:	/s/	Mac McConnell
Mac McConnell
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

No.	Description

23.1	Consent of Independent Registered Accounting Firm